FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F  X     Form 40-F
                                   -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes                No X
                              -----             -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A press release on the notice of extraordinary general meeting, made on April 29, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                            -------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     April 29, 2004

                              [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                    Notice of Extraordinary General Meeting

(Beijing, China, April 29, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] will hold its Extraordinary General Meeting at 9:00 a.m. on Tuesday, June 15, 2004 at Beijing
International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for considering and passing the following ordinary resolutions:

1. To approve the acquisition of 40% interest in Hebei Hanfeng Power Generation Limited Liability Company and 90% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by China Huaneng Group by the Company and the agreement for transfer of related interest.

2. To approve the acquisition of 55% interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company, 60% interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company and the entire assets and liabilities of Huaneng International Power Development Corporation ("HIPDC") Yingkou Branch Company and the agreement for transfer of related interest.

3. To approve the guarantee arrangements and agreements between Hebei Hanfeng Power Generation Limited Liability Company, Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Group, and subject to the completion of the acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's taking up of the existing guarantee of Jinggangshan Huaneng Power Generation Limited Liability Company originally provided by China Huaneng Group.

4. To approve the entrusted loan arrangement between Huaneng Hunan Yueyang Power Generation Limited Liability Company, HIPDC and China Huaneng Finance Company; To approve the entrusted loan arrangement in respect of Yingkou Power Plant between the Company, HIPDC and China Huaneng Finance Company; To approve the arrangement between the Company and HIPDC regarding the account payables of Yingkou Power Plant; and To approve the arrangement regarding the foreign loan between HIPDC and Huaneng Chongqing Luohuang Power Generation Limited Liability Company.


5. To approve the loan and deposit arrangement between Jinggangshan Huaneng Power Generation Limited Liability Company and China Huaneng Finance Company; To approve, subject to the completion of the acquisition and the transfer of 10% interest in Jinggangshan Huaneng Power Generation Limited Liability Company held by Jiangxi Province Investment Corporation to the Company, the Company's taking up of the aforesaid rights and obligations of Jinggangshan Huaneng Power Generation Limited Liability Company; To approve the deposit arrangement between Huaneng Chonqing Luohuang Power Generation Limited Liability Company, Huaneng Hunan Yueyang Power Generation Limited Liability Company and China Huaneng Finance Company.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.


                                    ~ End ~

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856/1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn


Ms. Christy Lai / Ms. Edith Lui / Ms. Fanny Jor
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241